May 18, 2005

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

RE:	Remote Dynamics, Inc. Form 10-K for the fiscal year ended August 31, 2004 Filed November 18, 2004 File No. 0-26140

Dear Mr. Spirgel,

            We have reviewed your comments with respect to the Form 10-K filed by Remote Dynamics, Inc. for the fiscal year ended August 31, 2004 as provided in your letter dated May 10, 2005. Specific responses to each of your comments have been provided below.

Footnote 3: Summary of Significant Accounting Policies – Revenue Recognition, Page F-17

1.	We note your statement regarding your VMI product that “revenue recognition is governed by EITF 00-21, SAB 104, and SOP 97-2”. Tell us the specific instances in which the Company applies the relevant guidance noted above.

Response to Comment #1:

            The VMI technology consists of: (i) a data control unit (“DCU”) that continually monitors and records a vehicle’s position, speed and distance traveled; (ii) a command and control center (“CCC”) which receives and stores in a database information downloaded from the DCU’s; and (iii) software used for communication, messaging and detailed reporting. VMI uses satellite-based Global Positioning System location technology to acquire a vehicle location on a minute-by-minute basis and a global system for mobile communications based cellular network to transmit data between the DCU’s and the CCC.

            All initial proceeds received on VMI product sales are deferred and recognized ratably over the contract life. With respect to the software components of the VMI system, revenue is deferred under the provisions of SOP 97-2 which requires deferral if a significant portion of the software-licensing fee is not due until more than twelve months after delivery and vendor specific objective evidence of fair value for post contract services is not available. For hardware components of the VMI system not governed by SOP 97-2, the Company applies relevant guidance in EITF 00-21 and SAB104 (an amendment to SAB 101). Under EITF 00-21 and SAB104, initial sales proceeds for these components are deferred as all revenue recognition criteria including delivery and fulfillment of all obligations under the sales arrangement, fixed and determinable pricing, and collectibility have not been met upon initial delivery and acceptance of the VMI product.

Footnote 3: Summary of Significant Accounting Policies – VMI License Right, Page F-21

2.	Refer to your statement that the Company’s VMI license right will terminate December 31, 2004. Tell us how you determined that you can continue amortizing the VMI license right over three years in view of the above statement.

Response to Comment #2:

            Under the terms of the Compromise and Settlement Agreement by and among Remote Dynamics, Inc. (formerly know as Minorplanet Systems USA, Inc.), Minorplanet Limited and Minorplanet Systems PLC, the VMI license agreement allowing Remote Dynamics, Inc. to market and sell the VMI technology terminated as of December 31, 2004. However, certain rights under the VMI license agreement survived the termination under the Compromise and Settlement Agreement including the right to use the VMI software internally for the sole purpose of satisfying its warranty, service and support obligations to its existing VMI customer base (see bullet (5) on page F-21 of Form 10-K under terms of the VMI Settlement Agreement). As noted in the second full paragraph on page F-21 and in the first paragraph on page F-16, management used an expected present value technique to estimate the fair value of the VMI license right as of the June 30, 2004 fresh-start accounting date. The expected present value calculation utilized forecasted net cash flows over the next three years from contracts with existing VMI customers and contracts to be established with new VMI customers prior to December 31, 2004. Thus, the remaining fair value of the VMI license right is being amortized over a three-year period which began in July of 2004.

Footnote 19: Change in Independent Principal Accountants, Page F-41

3.	It is not appropriate to include the disclosures for the change in accountants within the notes to the audited financial statements. It appears to us that you should include the related disclosures in Item 9 of this Form 10-K.

Response to Comment #3:

            We included the appropriate disclosure in Item 9 of Form 10-K as required by Item 304(b) of Regulation S-K. Footnote 19 contains repetitive disclosure of information that was disclosed in Item 9 of Form 10-K for the fiscal year ended August 31, 2004, Form 8-K filed on March 19, 2004, and Item 9 of Form 10-K for the fiscal year ended August 31, 2003. Although, we realize the disclosure in footnote 19 is repetitive in nature and we plan to eliminate such disclosure from the notes to the financial statements in the future, we believe that all the disclosure requirements of Item 9 in Form 10-K for the fiscal year ended August 31, 2004 have been met.

            In connection with responding to your comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            We appreciate your comments and would be pleased to respond to any additional questions or requests for further information. You can reach me at 972-301-2450.

Sincerely,

/s/ W. Michael Smith

W. Michael Smith
Executive Vice President, Chief Operating Officer,
Chief Financial Officer and Treasurer